ISSUER FREE WRITING PROSPECTUS
filed pursuant to Rule 433
Registration Statement No. 333-169984
December 17, 2010
Ivanhoe Mines files final prospectus for strategic rights offering open to all shareholders on a dilution-free, equal participation basis
Offering part of comprehensive finance package backed by Rio Tinto to complete first phase of Oyu Tolgoi copper-gold complex
SINGAPORE — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines, announced today that the company has filed the final prospectus that provides essential details of a strategic rights offering in which all existing Ivanhoe Mines shareholders, subject to applicable law, may participate on an equal, proportional basis in purchasing additional common shares.
The rights offering, originally announced on October 18, 2010, is expected to raise up to US$1.2 billion by its scheduled closing on February 2, 2011.
“The rights offering is a linchpin of a series of measures that Ivanhoe Mines has established with Rio Tinto to create a pool of development capital that we expect will be more than sufficient to complete the first phase of Oyu Tolgoi’s development, achieve initial production in late 2012, ahead of our previous schedule, and reach commercial production in 2013,” Mr. Friedland said.
The terms of the rights offering have been approved by the Ivanhoe Mines Board of Directors. The final prospectus has been filed with securities regulators in Canada and the United States. The rights have been admitted for trading by the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the NASDAQ Stock Market, which also will list the shares issuable upon the exercise of the rights.
Mr. Friedland and Rio Tinto are the two largest holders of Ivanhoe Mines’ stock. Their combined holdings represent approximately 56% of Ivanhoe’s issued and outstanding shares. Both Mr. Friedland and Rio Tinto have committed to exercise all of the rights that will be issued to them in the rights offering.
Mr. Friedland, who presently owns a 15.3% stake in Ivanhoe Mines, has announced that he may acquire rights that become available on the stock exchanges during the offering period to increase his ownership position in Ivanhoe Mines.
Rio Tinto increased its ownership in Ivanhoe Mines to 40.5% this week with the payment of US$300 million in an early, partial exercise of Ivanhoe Series B warrants held by Rio Tinto and the previously announced purchase of shares from Mr. Friedland. Rio Tinto is expected to increase its interest in Ivanhoe Mines to 42.3% through the completion of Rio Tinto’s previously announced acquisition of Ivanhoe shares from Citibank, which will follow the closing of the rights offering in February 2011.
In keeping with international practice in rights offerings, each new common share of Ivanhoe Mines to be made available for purchase by rights holders will be offered at a discount to the company’s current market price. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of deciding whether to participate and, by doing so, to also maintain their existing levels of ownership.

Key terms contained in the final prospectus for the rights offering include:
•	Each Ivanhoe Mines shareholder will receive one transferable right for each share of common stock owned as of December 31, 2010, the record date for the rights offering.
•	Every 100 rights will allow the holder to purchase 15 common shares of Ivanhoe. Every 20 rights, for example, will entitle the holder to purchase three shares. Each holder may choose a subscription price of either US$13.88 per share or CDN$13.93 per share.
•	The US and Canadian subscription prices represent traditional global rights offering discounts of approximately 43% and 44% respectively to the weighted-average closing prices of US$24.53 on the NYSE and CDN$24.73 on the TSX over the five trading days prior to December 16, 2010.
•	Approximately 85 million common shares are expected to be issued under the rights offering, which would represent approximately 15.0% of Ivanhoe’s current outstanding shares.
•	A rights-offering prospectus and rights certificate will be mailed to each shareholder of record on January 5, 2011, subject to applicable law.
•	The rights offering will be open for exercise for 21 days from the date of mailing to shareholders and will expire at 5:00 p.m. Eastern Standard Time (EST) on January 26, 2011. Rights not exercised prior to the expiry will be void and of no value.
•	Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Ivanhoe Mines through the TSX, the NYSE or NASDAQ.
•	Trading of the rights will begin on the TSX on January 4, 2011, and stop at noon (EST) on January 26, 2011. On the NYSE and NASDAQ, trading of the rights will begin January 6, 2011, and stop at the close of trading on January 25, 2011. The rights will be listed on the TSX and the NYSE under the symbol “IVN.RT” and on NASDAQ under the symbol “IVN.R.”
•	Shareholders who do not exercise all of their rights will have their present ownership interests in Ivanhoe Mines reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.
Ivanhoe Mines has approved a capital budget of US$2.3 billion for Oyu Tolgoi development during 2011, which is more than half of the US$4.5 billion in future capital required to complete phase one and establish full production from the Southern Oyu open-pit mine.
Ivanhoe Mines and Rio Tinto announced on December 8, 2010, that they had approved a comprehensive heads of agreement covering a series of measures intended to provide funding to complete the accelerated, full-scale construction of the 100,000-tonne-per-day first phase of the Oyu Tolgoi copper-gold complex in southern Mongolia.
The full series of funding measures, including an interim facility from Rio Tinto and cash on hand available to Ivanhoe Mines, could make up to US$6.5 billion available to Ivanhoe to bring the first phase of Oyu Tolgoi into production and also to finance associated investments. As part of the agreement, Rio Tinto committed to participate directly in several funding measures, including the current Ivanhoe Mines rights offering, that could generate up to US$4.4 billion of the potential US$6.5 billion. A total of up to US$3.7 billion of the projected capital under the various investments and rights will come from Rio Tinto, including warrants, a subscription right, up to US$1.8 billion in interim financing and approximately US$500 million as Rio Tinto’s estimated share of the rights offering. Rio Tinto also agreed to work closely with Ivanhoe Mines to complete a major project-finance package that Ivanhoe is negotiating with a group of international financial institutions, government credit agencies and commercial banks.

Citi has been appointed lead dealer manager for the rights offering. BMO Capital Markets and CIBC have been appointed co-dealer managers.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Ivanhoe Mines
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (ASX & TSX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering or project-finance package will be successfully completed in the future, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” included in the preliminary prospectus or in the Company’s Annual Information Form, both filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or the dealer managers participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.